Bread & Butter Fund Inc.

3633 Hill Rd 3rd Flr

Parsippany, NJ  07054

                                                                                                                                                       April 30, 2010

US Securities & Exchange Commission

Washington, D.C.  20549

RE:  Response to Comments on April 22, 2010

Dear Mr. Distefano:

The Fund has enclosed the following responses to your comments on April 22, 2010.

Item 1. Cover page: Removed the following; The Fund is best suited for investors seeking long-term capital appreciation. The Fund will invest its assets in common stocks and other securities in which the Adviser believes are undervalued, And  Investment Adviser: Potkul Capital Management LLC

Item 2.   Table of contents page: Removed the following; BREAD & BUTTER FUND, INC.8000 Town Centre Drive, Ste 400 Broadview Hts., OH  44147 440-922-0066/888-476-8585 http://www.BreadandButterFund.com

Item 3.  Page 1 : Removed the following top of page ; Bread & Butter Fund, Inc. 8000 Town Centre Drive, Ste 400 Broadview Hts., OH  44147 440-922-0066/888-476-8585 www.BreadandButterFund.com

Item 4. Under FUND INVESTMENT OBJECTIVE/GOAL Removed: primarily by investing in common stocks and other securities throughout the capital structure that the Adviser believes are undervalued.

Under FEES AND EXPENSES OF THE FUND made the following changes:

Item 5. Removed: The Fund does not impose any sales charges, exchange fees or redemption fees.

Removed: (expenses deducted from Fund assets)

Added this line: (expenses that you pay each year as a percentage of the value of your investment

 Removed: Currently, the Adviser is voluntarily holding total annual Fund expenses at 1.40% for the foreseeable future.

Item 6. Removed: *The Adviser under contract must waive sufficient management fees to hold the total Fund expenses to 2.00%. The Adviser may terminate waiver of management fee when fund assets cover 2% of expenses. The Adviser at its own discretion and under no obligation may waive management fees to further lower total expenses of the Fund. The Fund has been operating since October 31, 2005.

Added: * Denotes the contractual reimbursement by the Adviser, Potkul Capital Mangement,LLC.

(“PCM”)of a portion of the Fund's operating expenses. This reimbursement provision is included in the advisory agreement between PCM and the Fund. Any expenses that exceed 2.00% per year of the averaged total net assets of the Fund will be paid by PCM. The Fund does not consider “Acquired Fund Fees and Expenses” to be fund operating expenses subject to the 2.00% limit. The Fund will not refund PCM for these reimbursements. The reimbursement will be in effect only so long as the advisory agreement is in effect

Item 7. Removed: **Other expenses are estimated for the current fiscal year. Other includes Fund

Operating expenses such as bookkeeping and software, transfer agent, shareholder  reports, printing postage and mailings; annual meeting and Board of Director expenses; miscellaneous office expenses; custodian, legal,

accounting, insurance and registration fees; taxes.

Next to footnote **** In the following section:

Item 8. Removed: financial statements (or

Removed: in this Prospectus)

Remove: statements;  replaced with: highlights

Removed: not

Removed: Excluding the indirect costs of investing in Acquired Funds, Total Annual Fund Operating Expenses

would be 2.00%.

Item 9. Under Example 1 year: I have checked the number $205 and it appears to be correct using a total fund expense of 2.02%.

Item  10.. Under Portfolio Turnover:  Removed; ended December 31, 2009,

Item 11. Under Principal Investment Strategies of the Fund:

Removed:  such as, ; in this sentence;  In addition, the Fund can invest in undervalued securities across the capital structure such as bonds, preferred stocks and REITs.

Added:  in corporate and government, right before bonds.

Item 12. Under the sentence: 4. Analyst Sentiment – usually neutral to negative at the time of purchase.

after this sentence; Once a position is acquired, constant research and monitoring follow throughout the holding period or until the security is liquidated.

Added: We will sell a security for the following reasons: the security becomes fair to overvalued, the initial assumptions regarding a security are invalid or inaccurate and we replace the security with a more attractive one.

Item 13.  Under  Principal Risks of Investing in the Fund

Removed:  some of the, in the sentence;  We think the following summarize some of the significant risk factors of the Fund.

Item 14. Under: Company Capitalization Risks:

Removed: Investing in small and medium companies generally involves greater risk than investing in larger companies.

Replaced with:  Small and medium sized companies typically have less financial resources, more limited product lines and markets than larger companies. Also, their securities may trade less frequently and in more limited volume than those of larger, more mature companies.

 Item 15.  Removed:  Focused Portfolio Risk: The Fund is non-diversified which means that it may invest a relatively high percentage of its assets in a limited number of securities. As a result the Fund may be susceptible to increased volatility.

Added: Non-Diversification Risk: The Fund can invest in a limited number of companies may have more risk because changes in the value of a single security may have a more significant effect, either negative or positive, on the value of the fund’s total portfolio.

Item 16. Add: Foreign Risk: Investing in foreign (non-U.S.) securities may result in the Fund experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, and nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments.

Under Selection Risk

Item  17. Added:  using a Contrarian Value Investment style

This has been added to address the Value style risk

Item 18.  Add: Bond Risk: Bonds are subject to credit and interest rate risk. A bond could lose money if the issuer or guarantor is unable or unwilling to meet its financial obligations and defaults. Also, bonds would decline in value because of an increase in interest rates.

Item 19. Add REIT Risk: A REIT is a Real Estate Investment Trust. REIT's are subject to certain real estate related risks. These risks include, among other; changes in general and local economic conditions, possible declines in the value of real estate, the possible lack of available money for loans to purchase real estate, overbuilding in particular areas, prolonged vacancies in rental properties, changes in tax laws, the costs associated with damage to real estate resulting from storms and changes in property taxes, rents and interest rates.

Under  RISK/RETURN BAR CHART AND TABLE

Item 20.  Removed: The bar chart and table below show the historical performance of the Fund (before and after taxes), although past performance is not necessarily an indication of future performance. The bar chart shows changes in the Fund’s yearly performance over the lifetime of the Fund.

Added: The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1 year, 3 year and since inception compared with those of a broad measure of market performance. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available online at www.breadandbutterfund.com or by calling (440)-922-0066 Ext.106 or (888)476-8585.

Item 21. Bar Graph: Corrected  Column Graph to be clearer. However did leave in 2005 performance bar even though it is not a full calendar year.

Based on the information on Item  4. 2 (ii) Page 17 it says. If the Fund has annual returns for at least one calendar year, provide a bar chart showing the Fund’s annual total returns for each of the last 10 calendar years (or for the life of the Fund if less than 10 years), but only for periods subsequent to the effective date of the Fund’s registration statement.

Item 22. Did not remove Dividend from following:  S&P 500 Index with dividends reinvested;

The S&P 500 Index with dividends reinvested is a true representation of the total return of the index. According to Ned Davis Research from 1926-2009 dividends represented 46.09% of the annualized total return generated by the S&P 500 Index. There is a major difference in returns measuring the S&P 500 and the S&P 500 Index with reinvestment dividends.

Item 23. Removed: two asterisks next to footnoted area below avg annual return performance table.

Under Portfolio Manager

Item 24. Removed: Prior to that, he was the President and Chief Investment Officer of Potkul Capital Management LLC managing separate accounts.  Mr. Potkul founded the advisor in 1995.

Under Purchase and Sale of Fund Shares

Item 25. Added:  or redeemed

Item 26. Added: Minimum; to Subsequent Investment in the table

Item 27. Removed: Mailing an application (*Purchase) or Redemption request letter to:

Added: Mail written request to

Item 28. Removed: Visiting the Funds website and downloading application and prospectus at www.BreadandButterFund.com (Purchase Only); or

Item 29. Removed: The Fund is not intended for short-term traders who intend to purchase and then sell their Fund shares within a one year period. If the Adviser reasonably believes that a person is not a long-term investor, it will attempt to prohibit that person from making additional investments in the Fund.

Under Tax Information

Item 30. Removed: The Fund intends to pay dividends from its net investment income and to distribute any net realized gains once each year. Distributions of the fund’s net investment income (other than “qualified dividend income”) and distributions of net short-term capital gains will be taxable to you as ordinary income. Distributions of the Fund’s net capital gains designated as capital gain dividends by the Fund will be taxable to you as long-term capital gains, regardless of the length of time you have held the shares.

Added: The Fund intends to make distributions that may be taxed as ordinary income or capital gains.

Item 31. Removed: If you purchase shares of the Fund through a broker, dealer or other financial intermediary (such as a bank or financial advisor), the Fund, its Advisor or their affiliates may pay the intermediary for the sale of the Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Added:  If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask you salesperson or visit your intermediary’s Web site for more information.

 Under  Investment Objectives

Item 32. Removed: The Fund seeks long-term capital appreciation primarily by investing in securities the Adviser believes are undervalued. The Fund's investment objectives are fundamental policies and may not be changed without a vote of shareholders

Added: The Fund seeks long term capital appreciation.

Under Principal Investment Strategies

Item 33. Removed:  U.S., from this sentence;  Among such investments the Fund will emphasize is the purchase of small, medium, and large capitalization U.S. common stocks.

Added:  domestic and foreign, before common stocks.

Item 34. Removed: and foreign stocks, in this sentence;  The Fund will typically invest in common stocks, although it may also invest in other equity securities; preferred stocks, convertible bonds, convertible preferred stocks and foreign stocks.

Item 35. Removed:  below investment grade (junk) corporate bonds,  ; In addition, the Fund retains the flexibility to invest in fixed income securities; investment grade corporate bonds, below investment grade (junk) corporate bonds, U.S. treasury bonds, foreign government bonds and REITS.

Item 36. Added on: Non-Principal Investment Strategies

Temporary Defensive Position: The Fund may hold a higher than normal cash position due to a lack of undervalued investment ideas that meet the Contrarian/Value investment strategy and due to defensive measures taken by the Adviser to preserve capital in unusual market turmoil. The Fund may invest in short-term debt securities (BBB or better), high grade commercial (AA or Better), and/or obligations of the U.S. Government and its agencies. This high cash position may prevent the Fund from achieving its stated investment objective of long-term capital appreciation.

Below Investment Grade Bonds (Junk Bonds): The fixed income securities may be non-rated debt and or debt rated D, the lowest rating category by S&P and Moody's. Debt rated D is in default, and payment of interest and/or repayment of principal is in arrears. Such debt obligations are rated below investment grade and are regarded as extremely speculative investments with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. Such securities are also generally considered to be subject to greater risk than securities with higher ratings with regard to deterioration of general economic conditions.

Page 8-9

Item 37. Added: Non-Principal Investment Risk

Temporary Defensive Position: The Fund may hold a higher than normal cash position due to a lack of undervalued investment ideas that meet the Contrarian/Value investment strategy and due to defensive measures taken by the Adviser to preserve capital in unusual market turmoil. The Fund may invest in short-term debt securities (BBB or better), high grade commercial (AA or Better), and/or obligations of the U.S. Government and its agencies. This high cash position may prevent the Fund from achieving its stated investment objective of long-term capital appreciation.

Below Investment Grade Bonds (Junk Bonds): The fixed income securities may be non-rated debt and or debt rated D, the lowest rating category by S&P and Moody's. Debt rated D is in default, and payment of interest and/or repayment of principal is in arrears. Such debt obligations are rated below investment grade and are regarded as extremely speculative investments with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. Such securities are also generally considered to be subject to greater risk than securities with higher ratings with regard to deterioration of general economic conditions.

Liquidity Policy: The Fund may invest up to 15% of its net assets at time of purchase in securities with a limited trading market. Reduced liquidity may have an adverse impact on market price and the Fund's ability to sell particular securities when necessary to meet the Fund's liquidity needs or in response to a specific economic event, such as the deterioration in the creditworthiness of an issuer. Reduced liquidity may make it more difficult for the Fund to obtain market quotations based on actual trades for the purpose of valuing the Fund's portfolio.

 Under Risks

Item 38. Removed:  Risks  See section "Principal Risks of Investing in the Fund" as to the risks that may cause the investor to lose money in the Fund.

Under Pricing of Fund Shares

Item 39.Removed: 5:00 p.m.

Added: 4:00 p.m.

Page 4-5 Part B

Under Board of Directors

Item 40. Added:  The following provides an overview of the considerations that led the Board to conclude that each member currently serving as a Director should serve as a Director. Generally, no one factor determined the nomination or appointment of an individual to the Board. Among the factors the Board considered when concluding that an individual should serve as a Director were the following: (a)the individual's diverse business and professional experience and accomplishments; (b)the individual’s ability to work effectively with other Directors: (c) an individual's skills and experiences that would benefit the Board and Fund; and the individual's prior experience, if any, serving in unique institutions and industries.

Below is a summary of each Director's professional experience and other considerations that contributed to the Board's conclusion that such Director should serve as a Director.

Frank J. Figurski – Mr. Figurski has extensive experience in both the Financial Services Industry and Technology Industry. He has over 25 years of experience in Financial Retail Marketing, Investments and Technology infrastructure.

Donald J. McDermott - Mr. McDermott has significant experience in a number of fields. Education, Finance and Non-Profits having served as a Professor at a community college for over 40 years as well as working at a major tax preparation firm for over 10 years. He has also held leadership positions at a number of Non-Profit organizations. Mr. McDermott serves as the Chairman of the Board, Lead Director of the Fund's Board and Audit Chairman.

Theodore J. Moskala – Mr. Moskala has extensive experience as an Executive in the Insurance Industry at Travelers Corp. for 22 years. His management experience has been expanded as he is currently President of an Insurance Testing Company.

Jeffrey E. Potkul – Mr. Potkul has extensive experience, 18 years, in the healthcare field in such positions as marketing, healthcare economics and policy. His extensive experience with government policy as it relates to healthcare and cost containment can function to assist the Fund in our healthcare investments. He serves as Secretary of the Fund.

I have reviewed the staff’s comments, agreed with majority of these revisions and will make the corrections as soon as possible. I appreciate the time and effort Mr. Distefano and staff to catch these revisions.

As of April 30, 2010, the Fund acknowledges that;

•

The Fund is responsible for the accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the commission from taking any action with respect to the filing; and

•

The Fund may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the Federal securities laws of the United States.

Regards,

By: /s/  James B. Potkul

              President

              Bread & Butter Fund, Inc.